FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Item

1.	Banco BBVA Argentina S.A. reports consolidated third quarter earnings for fiscal year 2021.

3Q21 Earnings Release

BBVA Argentina

November 24, 2021

Banco BBVA Argentina S.A. announces

Third Quarter 2021 results

Buenos Aires, November 24, 2021 – Banco BBVA Argentina S.A (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) (“BBVA Argentina” or “BBVA” or “the Bank”) announced today its consolidated results for the third quarter (3Q21), ended on September 30, 2021.

As of January 1, 2020, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2020 and 2021 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to September 30, 2021.

3Q21 Highlights

•	BBVA Argentina’s inflation adjusted net income in 3Q21 was $3.4 billion, 57.1% lower than the $7.9 billion reported on the second quarter of 2021 (2Q21), and 37.6% lower than the $5.4 billion reported on the third quarter of 2020 (3Q20).
•	In 3Q21, BBVA Argentina posted an inflation adjusted average return on assets (ROAA) of 1.4% and an inflation adjusted average return on equity (ROAE) of 9.3%.
•	In terms of activity, total consolidated financing to the private sector in 3Q21 totaled $339.9 billion, contracting in real terms 2.8% compared to 2Q21, and 13.8% compared to 3Q20. In the quarter, the decrease was mainly driven by the fall in prefinancing and financing of exports and other loans by 40.1%, and 13.9% respectively. BBVA’s consolidated market share of private sector loans reached 8.08% as of 3Q21.
•	Total consolidated deposits in 3Q21 totaled $630.8 billion, contracting 5.2% in real terms during the quarter, and growing 5.3% in the year. Quarterly decrease was mainly explained by sight deposits, especially savings accounts and checking accounts, which fell 9.3% and 8.6% respectively. The Bank’s consolidated market share of private deposits reached 7.02% as of 3Q21.
•	As of 3Q21, the non-performing loan ratio (NPL) reached 2.54%, with a 181.76% coverage ratio.
•	The accumulated efficiency ratio in 3Q21 was 69.7%, below 2Q21’s 70.1%, and above 3Q20’s 62.9%.
•	As of 3Q21, BBVA Argentina reached a regulatory capital ratio of 23.5%, entailing an $88.5 billion or 187.7% excess over minimum regulatory requirement. Tier I ratio was 22.9%.
•	Total liquid assets represented 76.9% of the Bank’s total deposits as of 3Q21.

Message from the CFO

“Conflicts and drawbacks generated by the COVID-19 pandemic began to cease during the third quarter of 2021, thanks to the progress in vaccination campaigns and a decline in cases. Nonetheless, the uncertainty of the current political scenario remains, in the middle of an electoral process and definitions to be taken regarding the so-necessary economic plan linked to negotiations with the International Monetary Fund.

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BBVA Argentina’s operating income in 3Q21 was the product of an improvement in the net interest and fee income, offset by higher administrative expenses that took place in the quarter.

As of September 2021, BBVA Argentina reached an NPL ratio of 2.54%, quite below the last available information for the system. Regarding liquidity and solvency indicators, the Bank ended the quarter with ratios of 76.9% and 23.5% respectively, levels which, without a doubt, would enable to attend the growth of business that could come together with an economic recovery.

Meanwhile, the Bank actively monitors its business, financial conditions and operating results, in the aim of keeping a competitive position to face contextual challenges.

Regarding digitalization, our service offering has evolved in such way that by the end of September 2021, digital client penetration reached 74% from 71% a year back, while that of mobile clients reached 63% from 59% in the same period. Trend aims towards a certain stabilization, considering that the pandemic has caused an important shift towards the adoption of digital channels by clients.

Lastly, in terms of responsible banking, within the context of its compromise with U.N.’s Sustainable Development Goals (SDG), BBVA Argentina has begun participating in the Consejo Empresario Argentino para el Desarrollo Sostenible (CEADS), the local division of the World Business Council for Sustainable Development (WBCSD).”

Ernesto R. Gallardo, CFO at BBVA Argentina

3Q21 Conference Call

Monday, November 29 - 12:00 p.m. Buenos Aires time (10:00 a.m. EST)

To participate, please dial-in:

+ 54-11-3984-5677 (Argentina)

+ 1-844-450-3851 (United States)

+ 1-412-317-6373 (International)

Web Phone: click here

Conference ID: BBVA

Webcast & Replay: click here

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Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Banco BBVA Argentina and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Banco BBVA Argentina, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Banco BBVA Argentina’s filings with the U.S. Securities and Exchange Commission (SEC) and Comisión Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Banco BBVA Argentina is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

This earnings release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accounting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”), with the transitory exceptions: (i) the adjustment in valuation established by the B.C.R.A. applied to the valuation of the remaining investment the Bank keeps of Prisma Medios de Pago S.A. (“Prisma”), and (ii) the temporary exclusion of the application of the IFRS 9 impairment model for non-financial public sector debt instruments.

As of 1Q20, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2020 and 2021 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to September 30, 2021.

The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Argentina, including: BBVA Asset Management Argentina S.A., Consolidar AFJP-undergoing liquidation proceeding, PSA Finance Argentina Compañía Financiera S.A. (“PSA”) and Volkswagen Financial Services Compañía Financiera S.A (“VWFS”).

BBVA Consolidar Seguros S.A. is disclosed on a consolidated basis recorded as Investments in associates (reported under the proportional consolidation method), and the corresponding results are reported as “Income from associates”), same as Rombo Compañía Financiera S.A. (“Rombo”), Play Digital S.A., Openpay Argentina S.A. and Interbanking S.A.

Financial statements of subsidiaries have been elaborated as of the same dates and periods as Banco BBVA Argentina S.A.’s. In the case of consolidated companies PSA and VWFS, financial statements were prepared considering the B.C.R.A. accounting framework for institutions belonging to “Group C”, without considering the model established by the IFRS 9 5.5. “Impairment” section for periods starting as of January 1, 2022.

The information published by the BBVA Group for Argentina is prepared according to IFRS, without considering the temporary exceptions established by BCRA.

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Quarterly Results

Income Statement	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	3Q21	2Q21	3Q20	QoQ	YoY
Net Interest Income	29,209	26,563	25,389	10.0%	15.0%
Net Fee Income	6,186	5,933	4,582	4.3%	35.0%
Net income from measurement of financial instruments at fair value through P&L	856	1,368	1,351	(37.4%)	(36.6%)
Net income from write-down of assets at amortized cost and at fair value through OCI	(37)	(18)	(1,358)	(105.6%)	97.3%
Foreign exchange and gold gains	1,171	1,291	2,467	(9.3%)	(52.5%)
Other operating income	1,583	1,980	2,287	(20.1%)	(30.8%)
Loan loss allowances	(2,455)	(2,323)	(1,414)	(5.7%)	(73.6%)
Net operating income	36,513	34,794	33,304	4.9%	9.6%
Personnel benefits	(7,381)	(6,949)	(6,988)	(6.2%)	(5.6%)
Adminsitrative expenses	(8,801)	(6,424)	(6,648)	(37.0%)	(32.4%)
Depreciation and amortization	(1,195)	(1,299)	(1,277)	8.0%	6.4%
Other operating expenses	(5,864)	(6,079)	(4,127)	3.5%	(42.1%)
Operarting expenses	(23,241)	(20,751)	(19,040)	(12.0%)	(22.1%)
Operating income	13,272	14,043	14,264	(5.5%)	(7.0%)
Income from associates	(89)	190	(17)	(146.8%)	(423.5%)
Income from net monetary position	(8,285)	(9,545)	(7,039)	13.2%	(17.7%)
Net income before income tax	4,898	4,688	7,208	4.5%	(32.0%)
Income tax	(1,512)	3,203	(1,782)	(147.2%)	15.2%
Net income for the period	3,386	7,891	5,426	(57.1%)	(37.6%)
Owners of the parent	3,380	7,889	5,428	(57.2%)	(37.7%)
Non-controlling interests	6	2	(2)	200.0%	400.0%

Other comprehensive Income (OCI) (1)	(221)	82	1,620	(369.5%)	(113.6%)
Total comprehensive income	3,165	7,973	7,046	(60.3%)	(55.1%)

BBVA Argentina 3Q21 net income was $3.4 billion, falling 57.1% or $4.5 billion quarter-over-quarter (QoQ) and 37.6% or $2.0 billion year-over-year (YoY).

Quarterly results are explained mainly by greater operating expenses, related to higher administrative and personnel benefit expenses. The contraction is offset by a better net operating income enhanced by higher net fee income and interest income, in addition to a lower result from the net monetary position.

It must be taken into consideration that in 2Q21, results included the reversal of the provision recorded in accordance to the Memorandum N°6/2017 issued by the BCRA, in connection with the repayment of income tax inflation adjustments for 2017 and 2018 fiscal years, for a total of $4.7 billion (at current value), as a result of an assessment, funded on legal and tax advisors’ opinions, in which the Bank considered that probabilities of getting a final instance favorable court ruling are higher for those fiscal years.

The accumulated net income for the first nine months of 2021 was $14.9 billion, 1.1% above the accumulated net income for the first nine months of 2020, of $14.7 billion. The accumulated ROE as of 3Q21 is 14.0% while the accumulated ROA is 2.1%.

Excluding the effects of the actions of declaratory judgment on the tax line, 2Q21 net income would have been $3.6 billion. As of 3Q21, a lower quarterly fall of 6.7% would have been observed, instead of 57.1%.

On the other hand, the accumulated net income for the first nine months net of the effect of actions of declaratory judgment on the tax line (including effects in 1Q21 for $1.4 billion, at current value), would have been $9.5 billion, decreasing 35.6% versus the accumulated net income for the first nine months of 2020. This would have meant an accumulated ROE on 3Q21 of 8.9% and an accumulated ROA of 1.4%.

5

Earnings per share	BBVA ARG Consolidated			Chg (%)
	3Q21	2Q21	3Q20	QoQ	YoY
Financial Statement information
Net income for the period attributable to owners of the parent (in AR$ millions, inflation adjusted)	3,380	7,889	5,428	(57.2%)	(37.7%)
Total shares outstanding (1)	612,710	612,710	612,710	-	-
Market information
Closing price of ordinary share at BYMA (in AR$)	244.75	184.35	68.00	32.8%	259.9%
Closing price of ADS at NYSE (in USD)	3.81	3.25	2.40	17.2%	58.8%
Book value per share (in AR$)	242.21	237.04	259.78	2.2%	(6.8%)
Price-to-book ratio (BYMA price) (%)	1.01	0.78	0.26	29.9%	286.0%
Earnings per share (in AR$)	5.52	12.88	8.86	(57.2%)	(37.7%)
Earnings per ADS(2) (in AR$)	16.55	38.63	26.58	(57.2%)	(37.7%)

(1) In thousands of shares.
(2) Each ADS accounts for 3 ordinary shares

Net Interest Income

Net interest income	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	3Q21	2Q21	3Q20	QoQ	YoY
Net Interest Income	29,209	26,563	25,389	10.0%	15.0%
Interest Income	52,040	47,723	39,817	9.0%	30.7%
From government securities	12,592	12,036	13,013	4.6%	(3.2%)
From private securities	30	30	-	-	N/A
Interest from loans and other financing	20,153	19,457	22,532	3.6%	(10.6%)
Financial Sector	251	146	386	71.9%	(35.0%)
Overdrafts	1,854	1,696	3,121	9.3%	(40.6%)
Discounted Instruments	3,158	3,158	3,145	-	0.4%
Mortgage loans	407	409	483	(0.5%)	(15.7%)
Pledge loans	1,292	1,267	984	2.0%	31.3%
Consumer Loans	3,414	3,254	3,143	4.9%	8.6%
Credit Cards	5,800	5,044	6,266	15.0%	(7.4%)
Financial leases	231	217	176	6.5%	31.3%
Loans for the prefinancing and financing of exports	215	264	445	(18.6%)	(51.7%)
Other loans	3,531	4,002	4,383	(11.8%)	(19.4%)
Premiums on reverse REPO transactions	12,593	7,951	843	58.4%	n.m
CER/UVA clause adjustment	6,672	8,249	3,166	(19.1%)	110.7%
Other interest income	-	-	263	N/A	(100.0%)
Interest expenses	22,831	21,160	14,428	7.9%	58.2%
Deposits	20,933	18,913	13,125	10.7%	59.5%
Checking accounts	4,494	3,137	594	43.3%	n.m
Savings accounts	112	130	66	(13.8%)	69.7%
Time deposits and Investment accounts	16,327	15,646	12,465	4.4%	31.0%
Other liabilities from financial transactions	168	249	595	(32.5%)	(71.8%)
Interfinancial loans received	450	680	427	(33.8%)	5.4%
Premiums on REPO transactions	2	-	-	N/A	N/A
CER/UVA clause adjustment	1,279	1,315	263	(2.7%)	386.3%
Other	1	3	18	(66.7%)	(94.4%)

Net interest income for 3Q21 was $29.2 billion, increasing 10.0% or $2.6 billion QoQ, and 15.0% or $3.8 billion YoY. In 3Q21, interest income increased above interest expense, mainly due to a greater position in BCRA liquidity bills (LELIQ) and higher interests from premiums on reverse REPO transactions, both explained by a greater liquidity derived from a lower credit demand.

6

In 3Q21, interest income totaled $52.0 billion, increasing 9.0% compared to 2Q21 and 30.7% compared to 3Q20. Quarterly increase is mainly driven by a 58.4% surge in premiums from reverse REPO transactions, a 15.0% increase in income from credit cards, and a 4.6% growth in income from government securities. The whole increase was offset by a fall in the CER/UVA clause adjustments line by 19.1%, given a lower yield on securities linked to such indexes.

Income from government securities grew 4.6% compared to 2Q21, and fell 3.2% compared to 3Q20. This is explained by a larger position in BCRA liquidity bills (LELIQ). 92% of these results are explained by government securities at fair value through Other Comprehensive Income (OCI), of which 71% are LELIQ, and 6% are securities at amortized cost (2022 National Treasury Bonds at fixed rate, used for reserve requirement integration).

Interest income from loans and other financing totaled $20.2 billion, increasing 3.6% QoQ and falling 10.6% YoY. Quarterly growth is mainly due to an increase in credit cards by 15.0 % and overdrafts by 9.3%. This was partially offset by an 11.8% fall in interests from other loans, especially due to lower activity from subsidiary companies.

Income from CER/UVA adjustments decreased 19.1% QoQ and increased 110.7% YoY. Quarterly decrease was driven by a lower increment in the UVA index, affecting credit linked to such index, and deriving in a contraction in yields from CER linked securities. 60% of income from interests from CER/UVA adjustments is explained by interests generated by bonds linked to such indexes.

Interest expenses totaled $22.8 billion, denoting a 7.9% increase QoQ and a 58.2% increase YoY. Quarterly growth is described by an increase in checking account expenses, partially offset by lower expenses by UVA/CER adjustments derived from time deposits linked to such indexes, due to the aforementioned lower increase in the UVA/CER index.

Interests from time deposits and investment accounts explain 71.5% of interest expenses, versus 73.9% the previous quarter. These expanded 4.4% QoQ and 31.0% YoY.

NIM

As of 3Q21, net interest margin (NIM) was 17.8%, lower than the 17.5% recorded on 2Q21. In 3Q21, NIM in pesos was 18.8% and 2.6% in U.S. dollars.

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Assets & Liabilities Performance - Total	BBVA ARG Consolidated
In millions of AR$. Rates and spreads in annualized %	3Q21			2Q21			3Q20
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	652,644	52,040	31.6%	610,111	47,723	31.4%	622,294	39,817	25.4%
Debt securities	318,488	29,179	36.3%	262,264	24,490	37.5%	180,840	15,125	33.2%
Loans to customers/financial institutions	323,767	22,814	28.0%	338,599	23,220	27.5%	406,137	24,674	24.1%
Other assets	10,389	47	1.8%	9,248	12	0.5%	35,317	18	0.2%
Total non interest-earning assets	261,426			269,046			326,232
Total Assets	914,070	52,040	22.6%	879,158	47,723	21.8%	948,526	39,817	16.7%
Total interest-bearing liabilities	489,350	22,831	18.5%	466,635	21,160	18.2%	472,719	14,428	12.1%
Sight deposits	263,224	4,605	6.9%	245,007	3,268	5.4%	250,268	660	1.0%
Time deposits and investment accounts	217,648	18,086	33.0%	210,298	17,400	33.2%	211,987	13,036	24.4%
Debt securities issued	628	84	53.1%	1,070	116	43.4%	4,584	207	17.9%
Other liabilities	7,850	56	2.8%	10,259	376	14.7%	5,879	525	35.4%
Total non-interest-bearing liabilities	424,720			412,523			475,807
Total liabilities and equity	914,070	22,831	9.9%	879,158	21,160	9.7%	948,526	14,428	6.0%

NIM - Total			17.8%			17.5%			16.2%
Spread - Total			13.1%			13.2%			13.3%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Sight deposits include savings accounts and interest-bearing checking accounts. Non interest-bearing accounts are included in non-interest-bearing liabilities.

Assets & Liabilities Performance - AR$	BBVA ARG Consolidated
In millions of AR$. Rates and spreads in annualized %	3Q21			2Q21			3Q20
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	609,184	51,690	33.7%	558,542	47,239	33.9%	558,275	39,087	27.8%
Debt securities	318,487	29,179	36.3%	262,264	24,490	37.5%	178,847	15,125	33.6%
Loans to customers/financial institutions	285,860	22,465	31.2%	293,386	22,737	31.1%	352,824	23,944	26.9%
Other assets	4,837	46	3.8%	2,892	11	1.5%	26,605	18	0.3%
Total non interest-earning assets	118,040		-	129,125		-	158,689	-	-
Total Assets	727,224	51,690	28.2%	687,667	47,239	27.6%	716,965	39,087	21.6%
Total interest-bearing liabilities	359,024	22,771	25.2%	332,270	21,080	25.4%	311,391	14,377	18.3%
Savings accounts	154,135	4,603	11.8%	133,395	3,266	9.8%	118,563	658	2.2%
Time deposits	200,048	18,078	35.9%	191,224	17,387	36.5%	183,344	12,975	28.1%
Debt securities issued	628	84	53.1%	1,070	116	43.4%	4,584	207	17.9%
Other liabilities	4,213	6	0.6%	6,581	310	18.9%	4,900	537	43.5%
Total non-interest-bearing liabilities	366,145		-	355,403		-	412,356	-	-
Total liabilities and equity	725,169	22,771	12.5%	687,672	21,080	12.3%	723,747	14,377	7.9%

NIM - AR$			18.8%			18.8%			17.6%
Spread - AR$			8.5%			8.5%			9.5%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Sight deposits include savings accounts and interest-bearing checking accounts. Non interest-bearing accounts are included in non-interest-bearing liabilities.

Assets & Liabilities Performance - Foreign Currency	BBVA ARG Consolidated
In millions of AR$. Rates and spreads in annualized %	3Q21			2Q21			3Q20
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	43,460	350	3.2%	51,569	484	3.8%	64,019	730	4.5%
Debt securities	1	-	-	-	-	-	1,994	-	-
Loans to customers/financial institutions	37,907	349	3.7%	45,214	483	4.3%	53,313	730	5.4%
Other assets	5,552	1	0.1%	6,356	1	0.1%	8,712	0	0.0%
Total non interest-earning assets	143,386		-	139,921		-	167,543	-	-
Total Assets	186,846	350	0.7%	191,491	484	1.0%	231,561	730	1.3%
Total interest-bearing liabilities	130,326	60	0.2%	134,365	81	0.2%	161,328	51	0.1%
Savings accounts	109,089	2	0.0%	111,613	2	0.0%	131,705	2	0.0%
Time deposits and Investment accounts	17,600	8	0.2%	19,074	13	0.3%	28,644	61	0.8%
Other liabilities	3,637	50	5.5%	3,678	66	7.1%	979	(12)	(4.9%)
Total non-interest-bearing liabilities	58,575		-	57,120		-	63,452	-	-
Total liabilities and equity	188,901	60	0.1%	191,485	81	0.2%	224,779	51	0.1%

NIM - Foreign currency			2.6%			3.1%			4.2%
Spread - Foreign currency			3.0%			3.5%			4.4%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Sight deposits include savings accounts and interest-bearing checking accounts. Non interest-bearing accounts are included in non-interest-bearing liabilities.

8

Net Fee Income

Net fee income	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	3Q21	2Q21	3Q20	QoQ	YoY
Net Fee Income	6,186	5,933	4,582	4.3%	35.0%
Fee Income	10,339	10,422	9,559	(0.8%)	8.2%
Linked to liabilities	3,944	3,696	3,872	6.7%	1.9%
From credit cards	4,673	5,053	4,065	(7.5%)	15.0%
Linked to loans	654	605	498	8.1%	31.3%
From insurance	437	458	483	(4.6%)	(9.5%)
From foreign trade and foreign currency transactions	474	487	514	(2.7%)	(7.8%)
Other fee income	157	122	127	28.7%	23.6%
Fee expenses	4,153	4,489	4,977	(7.5%)	(16.6%)

Net fee income as of 3Q21 totaled $6.2 billion, growing 4.3% or $253 million QoQ and 35.0% or $1.6 billion YoY.

In 3Q21, fee income totaled $10.3 billion, marginally decreasing 0.8% QoQ and increasing 8.2% YoY. The quarterly decrease is mainly explained by a fall in income from credit cards (due to a contrasting effect against the previous quarter because of commercial incentives being recognized in this line in 2Q21), and offset by fees linked to liabilities, the latter impacted by an increase in prices of ATMs and bundle products, and a greater activity in the wholesale segment.

Regarding fee expenses, these totaled $4.2 billion, contracting 7.5% QoQ and 16.6% YoY. Lower expenses are partially explained by lower digital sales expenses in 3Q21 which have been reclassified to administrative expenses, offset by the positive effect in 2Q21 of the revaluation of miles purchased in 2020 within the Latampass program, linked to the foreign exchange rate.

Net Income from Measurement of Financial Instruments at Fair Value and Foreign Exchange and Gold Gains/Losses

Net Income from financial instruments at fair value (FV) through P&L	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	3Q21	2Q21	3Q20	QoQ	YoY
Net Income from financial instruments at FV through P&L	856	1,368	1,351	(37.4%)	(36.6%)
Income from government securities	639	664	1,238	(3.8%)	(48.4%)
Income from private securities	(86)	(78)	(87)	(10.3%)	1.1%
Interest rate swaps	5	35	28	(85.7%)	(82.1%)
Gains from foreign currency forward transactions	298	747	151	(60.1%)	97.4%
Income from debt and equity instruments	-	-	16	N/A	(100.0%)
Other	-	-	5	N/A	(100.0%)

In 3Q21, net income from financial instruments at fair value (FV) through P&L was $856 million, decreasing 37.4% or $512 million QoQ and 36.6% or $495 million YoY.

The main impact on these results is partially explained by a fall in the gains from foreign currency forward transactions line item, driven by a lower activity, plus a lower quarterly devaluation of the argentine peso compared to the inflation during the same period (3.1%[1] versus 9.3%[2] respectively).

The fall in income from government securities is mainly explained by a lower inflation versus the prior quarter (9% versus 11%), while most of the securities’ portfolio is allocated in CER-linked bonds.

[1] Taking into consideration wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500.

[2] Source: Instituto Nacional de Estadística y Censos (INDEC) –Change in Consumer Price Index between June and September 2021.

9

Differences in quoted prices of gold and foreign currency	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	3Q21	2Q21	3Q20	QoQ	YoY
Foreign exchange and gold gains/(losses) (1)	1,171	1,291	2,467	(9.3%)	(52.5%)
From foreign exchange position	(348)	(69)	(297)	(404.3%)	(17.2%)
Income from purchase-sale of foreign currency	1,519	1,359	2,764	11.8%	(45.0%)
Net income from financial instruments at FV through P&L (2)	298	747	151	(60.1%)	97.4%
Income from foreign currency forward transactions	298	747	151	(60.1%)	97.4%
Total differences in quoted prices of gold & foreign currency (1) + (2)	1,469	2,038	2,618	(27.9%)	(43.9%)

In 3Q21, the total differences in quoted prices of gold and foreign currency showed profit for $1.5 billion, decreasing 27.9% or $569 million compared to 2Q21, mainly due to a 60.1% fall in income from foreign currency forward transactions.

10

Other Operating Income

Other operating income	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	3Q21	2Q21	3Q20	QoQ	YoY
Operating Income	1,583	1,980	2,287	(20.1%)	(30.8%)
Rental of safe deposit boxes (1)	379	376	396	0.8%	(4.3%)
Adjustments and interest on miscellaneous receivables (1)	459	585	795	(21.5%)	(42.3%)
Punitive interest (1)	55	67	-	(17.9%)	N/A
Loans recovered	249	427	366	(41.7%)	(32.0%)
Fee income from credit and debit cards (1)	80	79	88	1.3%	(9.1%)
Income from initial recognition of public securities	1	-	-	N/A	N/A
Other Operating Income(2)	360	446	642	(19.3%)	(43.9%)

(1) Included in the efficiency ratio calculation
(2) Includes some of the concepts used in the efficiency ratio calculation

In 3Q21 other operating income totaled $1.6 billion, falling 20.1% or $397 million QoQ, and 30.8% or $704 million YoY. The quarterly decrease is partially explained by a 41.7% fall in the loans recovered line item and a 21.5% decrease in adjustments and interest on miscellaneous receivables.

Operating Expenses

Personnel Benefits and Administrative Expenses

Personnel Benefits and Adminsitrative Expenses	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	3Q21	2Q21	3Q20	QoQ	YoY
Total Personnel Benefits and Adminsitrative Expenses	16,182	13,373	13,636	21.0%	18.7%
Personnel Benefits (1)	7,381	6,949	6,988	6.2%	5.6%
Administrative expenses (1)	8,801	6,424	6,648	37.0%	32.4%
Travel expenses	35	40	42	(12.5%)	(16.7%)
Outsourced administrative expenses	981	503	499	95.0%	96.6%
Security services	240	217	253	10.6%	(5.1%)
Fees to Bank Directors and Supervisory Committee	9	15	25	(40.0%)	(64.0%)
Other fees	363	291	352	24.7%	3.1%
Insurance	97	86	90	12.8%	7.8%
Rent	1,464	794	625	84.4%	134.2%
Stationery and supplies	11	7	14	57.1%	(21.4%)
Electricity and communications	335	331	355	1.2%	(5.6%)
Advertising	592	235	282	151.9%	109.9%
Taxes	1,585	1,465	1,513	8.2%	4.8%
Maintenance costs	820	769	769	6.6%	6.6%
Armored transportation services	982	900	884	9.1%	11.1%
Other administrative expenses	1,287	771	945	66.9%	36.2%

Headcount*	5,888	5,924	6,107	(36)	(219)
BBVA (Bank)	5,790	5,828	6,008	(38)	(218)
Associates	98	96	99	2	(1)
Total branches**	243	243	247	-	(4)

Efficiency ratio	69.0%	67.9%	78.7%	106 bps	(977)bps
Accumulated Efficiency Ratio	69.7%	70.1%	62.9%	(44)bps	679 bps
Efficiency ratio - Excl. Inflation adjustment	51.9%	47.1%	57.4%	480 bps	(551)bps
Accumulated Efficiency Ratio - Excl. Inflation adjustment	49.7%	48.5%	50.3%	118 bps	(60)bps
(1) Concept included in the efficiency ratio calculation
*corresponds to total effective employees, net of temporary contract employees
**do not include administrative offices

During 3Q21, personnel benefits and administrative expenses totaled $16.2 billion, growing 21.0% or $2.8 billion compared to 2Q21, and 18.7% or $2.5 million compared to 3Q20.

11

Personnel benefits grew 6.2% QoQ, and 5.6% YoY. The quarterly increase is partially explained by an increase in variable compensation and social contributions.

As of 3Q21, administrative expenses increased 37.0% QoQ, and 32.4% YoY. The quarterly increment is explained by an 84.4% increase in the rent line item, a 66.9% increase in other administrative expenses, a 95.0% increase in outsourced administrative expenses, and a 151.9% increase in advertising, the latter due to the reclassification of fee expenses on digital sales into this line. Within rent and outsourced administrative expenses, costs of services outsourced through the Parent company can be found.

The accumulated efficiency ratio as of 3Q21 was 69.7%, improving versus the 70.1% and deteriorating versus the 62.3% reported in 2Q21 and 3Q20 respectively. The quarterly improvement is explained by a higher percentage increase in the denominator (income considering monetary position results) than the numerator (expenses), which has been positively affected by an improvement in net fee income and net interest income.

Excluding inflation adjustments considered in the income from the monetary position line item, the 3Q21 accumulated efficiency ratio would have been 49.7%, deteriorating compared to the 48.5% of 2Q21 and improving versus the 50.3% of 3Q20.

Other Operating Expenses

Other Operating Expenses	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	3Q21	2Q21	3Q20	QoQ	YoY
Other Operating Expenses	5,864	6,079	4,127	(3.5%)	42.1%
Turnover tax	3,898	3,930	2,381	(0.8%)	63.7%
Initial loss of loans below market rate	379	469	164	(19.2%)	131.1%
Contribution to the Deposit Guarantee Fund (SEDESA)	264	249	252	6.0%	4.8%
Interest on liabilities from financial lease	103	113	136	(8.8%)	(24.3%)
Other allowances	224	560	404	(60.0%)	(44.6%)
Other operating expenses	996	758	790	31.4%	26.1%

In 3Q21, other operating expenses totaled $5.9 billion, falling 3.5% or $215 million QoQ, and growing 42.1% or $1.7 billion YoY.

In spite of most operating expenses falling, the main factors that explain the quarterly decrease can be found in the other allowances line item, falling 60.0%.

Previously mentioned decreases in expenses are offset by the other operating expenses line item which grows 31.4%.

Income from Associates

This line reflects the results from non-consolidated associate companies. During 3Q21, a profit of $89 million has been reported, mainly due to the Bank’s participation in BBVA Consolidar Seguros S.A., Rombo Compañía Financiera S.A., Interbanking S.A. and Play Digital S.A. and Openpay Argentina S.A.

12

 Income Tax

Accumulated income tax during the first nine months of 2021 recorded a gain of $2.2 billion. Income tax expense as of 3Q21 was $1.5 billion, being the first quarter in 2021 to record a loss in this line item, given that previous quarters were affected by the reversal of provisions connected to the repayment of income tax inflation adjustments for 2016, 2017 and 2018 fiscal years.

Excluding the effect of declaratory judgments on 2021, the annual accumulated effective tax rate as of 3Q21 would have been 29%, versus an annual accumulated tax rate of 38% for the first nine months of 2020.

As of 2Q21, tax expenses show a positive result of $3.2 billion due to the reversal of the provision connected to the repayment of income tax inflation adjustments for 2017 and 2018 fiscal years, for a total of $4.3 billion (in nominal terms), recorded during the first quarter of 2018 (1Q18) and the second quarter of 2019 (2Q19) respectively. The reversal is a result of an assessment, funded on legal and tax advisors’ opinions, in which the Bank considers that probabilities of getting a final instance favorable court ruling are higher for those fiscal years.

Meanwhile, on May 26, 2021, the Bank filed a new action of declaratory judgment of unconstitutionality against the Administración Federal de Ingresos Públicos –Dirección General Impositiva (AFIP-DGI) expecting a favorable decision that declares the unconstitutionality of the section 194 of Income Tax Law (T.O. 2019) and/or the regulations that prevent the full implementation of the inflation adjustment for tax purposes mechanism, as it considers a confiscatory income tax effect for fiscal year 2020. Consequently, in the income tax line item, a positive adjustment of $784 million (in nominal terms) is recorded.

Subsequently, Law No 27,630 enacted on June 16, 2021, overruled the general reduction in applicable tax rates[3], and introduced a scale system for fiscal years as of January 1, 2021. Thus, the applicable scale for the Bank will be the highest with a 35% tax rate.

The accumulated benefit in the income tax line as of 3Q21 includes the positive result obtained in 1Q21 due to the reversal of a provision of $1.2 billion (in nominal terms) recorded during the second quarter of 2017 (2Q17) corresponding to 2016 fiscal year, which was funded on a favorable final sentence in court.

[3] Previously: 30% for fiscal years as of January 1, 2018 and 25% for fiscal years as of 2022.

13

Balance sheet and activity

Loans and Other Financing

Loans and other financing	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	3Q21	2Q21	3Q20	QoQ	YoY
To the public sector	1	-	1	N/A	-
To the financial sector	3,637	2,914	4,860	24.8%	(25.2%)
Non-financial private sector and residents abroad	339,887	349,551	394,362	(2.8%)	(13.8%)
Non-financial private sector and residents abroad - AR$	310,991	303,670	349,625	2.4%	(11.0%)
Overdrafts	21,185	13,159	30,119	61.0%	(29.7%)
Discounted instruments	38,864	36,022	45,447	7.9%	(14.5%)
Mortgage loans	21,637	22,408	24,224	(3.4%)	(10.7%)
Pledge loans	15,070	15,108	14,816	(0.3%)	1.7%
Consumer loans	35,681	36,292	39,825	(1.7%)	(10.4%)
Credit cards	135,890	136,599	137,759	(0.5%)	(1.4%)
Receivables from financial leases	2,789	2,796	2,298	(0.3%)	21.4%
Other loans	39,875	41,286	55,137	(3.4%)	(27.7%)
Non-financial private sector and residents abroad - Foreign Currency	28,896	45,881	44,737	(37.0%)	(35.4%)
Overdrafts	2	2	5	-	(60.0%)
Discounted instruments	2,998	3,152	3	(4.9%)	n.m
Credit cards	2,452	2,254	2,359	8.8%	3.9%
Receivables from financial leases	55	94	252	(41.5%)	(78.2%)
Loans for the prefinancing and financing of exports	16,100	26,861	25,911	(40.1%)	(37.9%)
Other loans	7,289	13,518	16,207	(46.1%)	(55.0%)

% of total loans to Private sector in AR$	91.5%	86.9%	88.7%	462 bps	284 bps
% of total loans to Private sector in Foreign Currency	8.5%	13.1%	11.3%	(462)bps	(284)bps

% of mortgage loans with UVA adjustments / Total mortgage loans (1)	74.7%	75.2%	85.9%	(51)bps	(1,118)bps
% of pledge loans with UVA adjustments / Total pledge loans (1)	8.1%	9.6%	15.7%	(152)bps	(767)bps
% of consumer loans with UVA adjustments / Total consumer loans (1)	6.4%	8.9%	21.3%	(255)bps	(1,487)bps
% of loans with UVA adjustments / Total loans and other financing(1)	2.5%	2.9%	4.3%	(37)bps	(178)bps

Total loans and other financing	343,525	352,465	399,222	(2.5%)	(14.0%)
Allowances	(16,208)	(17,048)	(16,641)	4.9%	2.6%
Total net loans and other financing	327,318	335,417	382,581	(2.4%)	(14.4%)

(1) Excludes effect of accrued interests adjustments.

Private sector loans as of 3Q21 totaled $339.9 billion, decreasing 2.8% or $9.7 billion QoQ, and 13.8% or $54.5 billion YoY.

Loans to the private sector in pesos increased 2.4% in 3Q21, and decreased 11.0% YoY. During the quarter, growth is especially driven by a 61.0% increase in overdrafts, mainly through corporate clients, and 7.9% in discounted instruments, mainly with SMEs clients.

Loans to the private sector denominated in foreign currency fell 37.0% QoQ and 35.4% YoY. Quarterly decrease is mainly explained by a 40.1% fall in prefinancing and financing of exports, and a 46.1% fall in other loans. These loans, measured in U.S. dollars, fell 38.9% QoQ and 50.2% YoY. The depreciation of the argentine peso versus the U.S. dollar was 3.0% QoQ and 22.8% YoY[4].

In 3Q21, total loans and other financing totaled $343.5 billion, decreasing 2.5% compared to 2Q21 and 14.0% compared to 3Q20.

[4] Taking into consideration wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500.

14

Loans and other financing	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	3Q21	2Q21	3Q20	QoQ	YoY
Non-financial private sector and residents abroad - Retail	210,730	212,661	218,983	(0.9%)	(3.8%)
Mortgage loans	21,637	22,408	24,224	(3.4%)	(10.7%)
Pledge loans	15,070	15,108	14,816	(0.3%)	1.7%
Consumer loans	35,681	36,292	39,825	(1.7%)	(10.4%)
Credit cards	138,342	138,853	140,118	(0.4%)	(1.3%)
Non-financial private sector and residents abroad - Commercial	129,157	136,890	175,379	(5.6%)	(26.4%)
Overdrafts	21,187	13,161	30,124	61.0%	(29.7%)
Discounted instruments	41,862	39,174	45,450	6.9%	(7.9%)
Receivables from financial leases	2,844	2,890	2,550	(1.6%)	11.5%
Loans for the prefinancing and financing of exports	16,100	26,861	25,911	(40.1%)	(37.9%)
Other loans	47,164	54,804	71,344	(13.9%)	(33.9%)

% of total loans to Retail sector	62.0%	60.8%	55.5%	116 bps	647 bps
% of total loans to Commercial sector	38.0%	39.2%	44.5%	(116)bps	(647)bps

In real terms, retail loans (mortgage, pledge, consumer and credit cards) have fallen 0.9% QoQ and 3.8% YoY. During the quarter, the greatest decline is seen in mortgage loans with a 3.4% decrease, followed by a 1.7% fall in consumer loans. In nominal terms, the latter increased 7.4% QoQ due to greater activity, although in real terms this does not compensate for the acceleration in the inflation rate during the quarter.

Commercial loans (overdrafts, discounted instruments, receivables from financial leases, loans for the prefinancing and financing of exports, and other loans) contracted 5.6% QoQ and 26.4% YoY both in real terms. Quarterly decline is explained by a 40.1% fall in prefinancing and financing of exports, followed by a 13.9% fall in other loans. This was partially offset by a 61.0% growth in overdrafts, especially in the corporate segment.

Decline in both retail and commercial portfolios, and in the total loan portfolio, are mainly impacted by the effect of inflation during the third quarter of 2021, which reached 9.3%. In nominal terms, the retail, commercial and total loan portfolio all increased 8.3%, 3.1% and 6.5% respectively during the quarter, yet unable to offset the impact of inflation during the same period.

Loans and other financing- Non restated figures	BBVA ARG Consolidated			Chg (%)
In millions of AR$	3Q21	2Q21	3Q20	QoQ	YoY
Non-financial private sector and residents abroad - Retail	210,730	194,596	143,622	8.3%	46.7%
Non-financial private sector and residents abroad - Commercial	129,157	125,265	115,025	3.1%	12.3%
Total loans and other financing (1)	343,525	322,527	261,834	6.5%	31.2%
(1) Does not include allowances

As of 3Q21, the total loans and other financing over deposits ratio was 54.5%, above the 52.9% recorded in 2Q21 and below the 65.5% in 3Q20.

Market share - Private sector Loans	BBVA ARG Consolidated			Chg (%)
In %	3Q21	2Q21	3Q20	QoQ	YoY
Private sector loans - Bank	7.23%	7.35%	7.46%	(12)bps	(23)bps
Private sector loans - Consolidated*	8.08%	8.21%	8.27%	(12)bps	(19)bps

Based on daily BCRA information. Capital balance as of the last day of each quarter.
* Consolidates PSA, VWFS & Rombo

15

Asset Quality

Asset Quality	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	3Q21	2Q21	3Q20	QoQ	YoY
Commercial non-performing portfolio (1)	2,416	2,688	718	(10.1%)	236.6%
Total commercial portfolio	106,726	119,758	137,082	(10.9%)	(22.1%)
Commercial non-performing portfolio / Total commercial portfolio	2.26%	2.24%	0.52%	2 bps	174 bps
Retail non-performing portfolio (1)	6,501	6,385	3,966	1.8%	63.9%
Total retail portfolio	243,901	244,174	265,216	(0.1%)	(8.0%)
Retail non-performing portfolio / Total retail portfolio	2.67%	2.62%	1.50%	5 bps	117 bps
Total non-performing portfolio (1)	8,917	9,073	4,684	(1.7%)	90.4%
Total portfolio	350,627	363,932	402,298	(3.7%)	(12.8%)
Total non-performing portfolio / Total portfolio	2.54%	2.49%	1.16%	5 bps	138 bps
Allowances	16,208	17,048	16,641	(4.9%)	(2.6%)
Allowances /Total non-performing portfolio	181.76%	187.89%	355.26%	(613)bps	(17,350)bps
Quarterly change in Write-offs	1,158	767	909	51.0%	27.4%
Write offs / Total portfolio	0.33%	0.21%	0.23%	12 bps	10 bps
Cost of Risk (CoR)	2.80%	2.61%	1.37%	19 bps	142 bps

(1) Non-performing loans include: all loans to borrowers classified as "Deficient Servicing (Stage 3)", "High Insolvency Risk (Stage 4)", "Irrecoverable" and/or "Irrecoverable for Technical Decision" (Stage 5) according to BCRA debtor classification system

In 3Q21, asset quality ratio or NPL (total non-performing portfolio / total portfolio) was 2.54%, compared to the 2.49% recorded in 2Q21. The increase is mainly explained by the subtle increase in retail non-performing loans, given the homogenization in non-performing loan periods, in addition to a reduction both in retail and commercial portfolios.

The coverage ratio (allowances / total non-performing portfolio) was 181.76% in 3Q21, versus the 187.89% recorded in 2Q21. The change in this ratio reflects a greater reduction in allowances over the contraction in the total non-performing loan portfolio, mainly due to the update in macroeconomic projections used in impairment loss models, enhanced by the effect of inflation adjustments from previous quarters.

Cost of risk (loan loss allowances / average total loans) reached 2.80% as of 3Q21, higher than 2Q21’s 2.61%. This is mainly explained by the greater reduction in the loan portfolio, in contrast to the increase in loan loss allowances, in real terms.

The increase in write-offs is explained by the homogenization of non-performing loan deferrals linked to measures taken by the central bank during the pandemic, mainly related to credit cards.

Analysis for the allowance of loan losses	BBVA ARG
	Balance at 12/31/2020	Stage 1	Stage 2	Stage 3	Monetary result generated by allowances	Balance at 09/30/2021
In millions of AR$
Other financial assets	362	(13)	-	44	(100)	294
Loans and other financing	17,533	(33)	6	3,583	(5,294)	15,795
Other debt securities	-	16	-	-	(1)	15
Eventual commitments	1,869	(7)	76	5	(538)	1,405
Total allowances	19,764	(36)	82	3,632	(5,933)	17,509

Note: to be consistent with Financial Statements, it must be recorded from the beginning of the year instead of the quarter

Allowances for the Bank in 3Q21 reflect expected losses driven by the adoption of the IFRS 9 standards as of January 1, 2020, except for debt instruments issued by the nonfinancial government sector which were temporarily excluded from the scope of such standard.

16

Analysis for the allowance of loan losses	Group "C" Subsidiary Companies
	Balance at 12/31/2020	Stage 1	Stage 2	Stage 3	Monetary result generated by allowances	Balance at 09/30/2021
In millions of AR$
Loans and other financing	445	103	(25)	(14)	(96)	413
Non-financial private sector and residents abroad	445	103	(25)	(14)	(96)	413
Pledge loans	431	97	(24)	(14)	(91)	400
Financial leases	2	1	(1)	-	-	1
Other	12	5	-	-	(5)	12
Total allowances	445	103	(25)	(14)	(96)	413
Note: to be consistent with Financial Statements, it must be recorded from the beginning of the year instead of the quarter

The financial statements of consolidated subsidiaries PSA and VWFS were prepared considering the financial reporting framework set forth by the BCRA for Group "C" financial institutions, without considering the model established in paragraph 5.5. “Impairment” of IFRS 9 for fiscal years commencing on and after January 1, 2022.

Public Sector Exposure

Net Public Debt Exposure	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	3Q21	2Q21	3Q20	QoQ	YoY
Treasury and Government securities	62,954	61,613	35,041	2.2%	79.7%
Treasury and National Government	62,953	61,613	35,040	2.2%	79.7%
National Treasury Public Debt in AR$	62,953	61,613	35,036	2.2%	79.7%
National Treasury Public Debt in dollars	-	-	4	N/A	(100.0%)
Loans to the Public Sector	1		1	N/A	-
AR$ Subtotal	62,954	61,613	35,037	2.2%	79.7%
USD Subtotal*	-	-	4	N/A	(100.0%)
Total Public Debt Exposure	62,954	61,613	35,041	2.2%	79.7%

B.C.R.A. Exposure	228,580	232,444	156,078	(1.7%)	46.5%
Instruments	119,821	117,408	129,571	2.1%	(7.5%)
LELIQs	119,821	117,408	129,571	2.1%	(7.5%)
Repo	108,760	115,036	26,507	(5.5%)	310.3%
B.C.R.A. - AR$	108,760	115,036	26,507	(5.5%)	310.3%

% Public sector exposure (Excl. B.C.R.A.) / Total assets	6.9%	6.5%	3.9%	36 bps	297 bps

*Includes USD-linked Treasury public debt in AR$
This table does not include deposits at the Central Bank used to comply with reserve requirements.

3Q21 public sector exposure (excluding BCRA) totaled $63.0 billion, growing 2.2% or $1.3 billion QoQ, and 79.7% or $27.9 billion YoY. The quarterly increase is explained by a greater position in CER-linked treasury bills (LECER) and 2022 National Treasury Bonds at fixed rate (Bonte 22, used for reserve requirement integration).

Short-term liquidity is mostly allocated in BCRA instruments, which fell 1.7% QoQ and increased 46.5% YoY in real terms. The quarterly decrease is explained by a reduction in the final position in REPOs with the BCRA.

Exposure to the public sector (excluding BCRA) represents 6.9% of total assets, above the 6.5% in 2Q21 and the 3.9% in 3Q20.

17

Deposits

Total Deposits	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	3Q21	2Q21	3Q20	QoQ	YoY
Total deposits	630,776	665,661	609,285	(5.2%)	3.5%
Non-financial Public Sector	10,205	7,782	9,039	31.1%	12.9%
Financial Sector	205	477	838	(57.0%)	(75.5%)
Non-financial private sector and residents abroad	620,366	657,402	599,408	(5.6%)	3.5%
Non-financial private sector and residents abroad - AR$	454,989	483,123	426,018	(5.8%)	6.8%
Checking accounts	138,363	151,410	128,534	(8.6%)	7.6%
Savings accounts	106,652	125,365	110,091	(14.9%)	(3.1%)
Time deposits	154,550	158,020	154,823	(2.2%)	(0.2%)
Investment accounts	51,428	44,350	27,618	16.0%	86.2%
Other	3,996	3,978	4,952	0.5%	(19.3%)
Non-financial private sector and res. abroad - Foreign Currency	165,377	174,279	173,390	(5.1%)	(4.6%)
Checking accounts	59	40	35	48.9%	66.2%
Savings accounts	145,950	153,281	145,829	(4.8%)	0.1%
Time deposits	17,360	18,685	23,804	(7.1%)	(27.1%)
Other	2,007	2,273	3,722	(11.7%)	(46.1%)

% of total portfolio in the private sector in AR$	73.3%	73.5%	71.1%	(15)bps	227 bps
% of total portfolio in the private sector in Foregin Currency	26.7%	26.5%	28.9%	15 bps	(227)bps

% of time deposits with UVA adjustments / Total AR$ Deposits	4.0%	4.4%	1.0%	(41)bps	301 bps

% of sight deposits over total deposits	64.0%	66.4%	65.6%	(238)bps	(159)bps
% of time deposits over total deposits	36.0%	33.6%	34.4%	238 bps	159 bps

As of 3Q21, total deposits reached $630.8 billion, declining 5.2% or $34.9 billion QoQ, and increasing 3.5% or $21.5 billion YoY.

Private non-financial sector deposits in 3Q21 totaled $620.4 billion, decreasing 5.6% QoQ, and increasing 3.5% YoY.

Private non-financial sector deposits in pesos totaled $455.0 billion, falling 5.8% compared to 2Q21, and increasing 6.8% compared to 3Q20. The quarterly decrease is mainly affected by the decline in sight deposits, especially checking accounts (interest bearing), and savings accounts. This was partially offset by a 16.0% increase in investment accounts.

Private non-financial sector deposits in foreign currency expressed in pesos fell 5.1% QoQ and 4.6% YoY. Measured in U.S. dollars, these deposits fell 8.0% QoQ and 26.4% YoY.

Private Deposits	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	3Q21	2Q21	3Q20	QoQ	YoY
Non-financial private sector and residents abroad	620,366	657,402	599,408	(5.6%)	3.5%
Sight deposits	397,028	436,347	393,163	(9.0%)	1.0%
Checking accounts	138,422	151,450	128,570	(8.6%)	7.7%
Savings accounts	252,603	278,646	255,919	(9.3%)	(1.3%)
Other	6,003	6,251	8,674	(4.0%)	(30.8%)
Time deposits	223,338	221,055	206,244	1.0%	8.3%
Time deposits	171,910	176,705	178,627	(2.7%)	(3.8%)
Investment accounts	51,428	44,350	27,618	16.0%	86.2%

% of sight deposits over total deposits	64.6%	66.8%	66.1%	(220)bps	(156)bps
% of time deposits over total deposits	35.4%	33.2%	33.9%	220 bps	156 bps

Private Deposits - Non restated figures	BBVA ARG Consolidated			Chg (%)
In millions of AR$	3Q21	2Q21	3Q20	QoQ	YoY
Sight deposits	397,028	399,282	257,861	(0.6%)	54.0%
Time deposits	223,338	202,278	135,268	10.4%	65.1%
Total deposits	630,776	609,118	399,607	3.6%	57.8%

18

As of 3Q21, the Bank’s transactional deposits (checking accounts and savings accounts) represented 63.0% of total non-financial private deposits, totaling $391.0 billion, versus 65.4% in 2Q21.

Market Share - Private sector Deposits	BBVA ARG Consolidated			Chg (%)
In %	3Q21	2Q21	3Q20	QoQ	YoY
Private sector Deposits - Consolidated*	7.02%	7.41%	6.49%	(39)bps	53 bps

Based on daily BCRA information. Capital balance as of the last day of each quarter.
* Consolidates PSA, VWFS & Rombo

Other Sources of Funds

Other sources of funds	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	3Q21	2Q21	3Q20	QoQ	YoY
Other sources of funds	156,837	153,927	167,469	1.9%	(6.3%)
Central Bank	32	33	45	(3.2%)	(30.1%)
Banks and international organizations	3,030	3,199	-	(5.3%)	N/A
Financing received from local financial institutions	7,803	7,386	5,073	5.7%	53.8%
Corporate bonds	455	952	6,253	(52.2%)	(92.7%)
Equity	145,517	142,358	156,098	2.2%	(6.8%)

In 3Q21, other sources of funds totaled $156.8 billion, increasing 1.9% or $2.9 billion QoQ, and declining 6.3% or $10.6 billion YoY.

Quarterly increase is mostly explained by the 2.2% growth in equity. This is explained by the increase in net income.

Liquid Assets

Total Liquid Assets	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	3Q21	2Q21	3Q20	QoQ	YoY
Total liquid assets	485,311	504,221	402,393	(3.8%)	20.6%
Cash and deposits in banks	197,263	216,740	203,059	(9.0%)	(2.9%)
Debt securities at fair value through profit or loss	6,547	4,938	9,029	32.6%	(27.5%)
Government securities	2,165	4,938	253	(56.1%)	n.m
Liquidity bills of B. C. R. A.	4,382	-	8,776	N/A	(50.1%)
Net REPO transactions	108,760	115,036	28,968	(5.5%)	275.5%
Other debt securities	172,741	167,508	161,338	3.1%	7.1%
Government securities	57,302	50,100	28,515	14.4%	101.0%
Liquidity bills of B. C. R. A.	115,439	117,408	132,823	(1.7%)	(13.1%)

Liquid assets / Total Deposits	76.9%	75.7%	66.0%	119 bps	1,090 bps

In 3Q21, liquid assets were $485.3 billion, falling 3.8% or $18.9 billion compared to 2Q21, and increasing 20.6% or $82.9 billion compared to 3Q20, mainly due to decline in cash and deposits in banks, as a consequence of regulations related to the allowance of damaged banknotes and bank’s treasury as reserve requirements, applicable since 2Q21.

In 3Q21, the liquidity ratio (liquid assets / total deposits) reached 76.9%. Liquidity ratio in local and foreign currency reached 72.2% and 91.5% respectively.

19

Solvency

Minimum capital requirement	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	3Q21	2Q21	3Q20	QoQ	YoY
Minimum capital requirement	47,163	46,648	51,151	1.1%	(7.8%)
Credit risk	35,584	34,577	37,827	2.9%	(5.9%)
Market risk	144	623	424	(76.9%)	(66.0%)
Operational risk	11,435	11,448	12,901	(0.1%)	(11.4%)

Integrated Capital - RPC (1)*	135,666	132,715	144,617	2.2%	(6.2%)
Ordinary Capital Level 1 ( COn1)	149,219	147,665	163,554	1.1%	(8.8%)
Deductible items COn1	(16,980)	(18,481)	(22,843)	8.1%	25.7%
Additional Capital Level 2 (COn2)	3,427	3,531	3,906	(2.9%)	(12.3%)

Excess Capital
Integration excess	88,503	86,067	93,466	2.8%	(5.3%)
Excess as % of minimum capital requirement	187.7%	184.5%	182.73%	315 pbs	493 pbs

Risk-weighted assets (RWA, according to B.C.R.A. regulation) (2)	576,584	570,525	625,617	1.1%	(7.8%)

Regulatory Capital Ratio (1)/(2)	23.5%	23.3%	23.1%	27 bps	41 bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	22.9%	22.6%	22.5%	29 bps	44 bps

* RPC includes 100% of quarterly results

BBVA Argentina continues to show strong solvency indicators on 3Q21. Capital ratio reached 23.5%. Tier 1 ratio was 22.9% and capital excess over regulatory requirement was $88.5 billion or 187.7%.

BBVA Argentina Asset Management S.A.

Mutual Funds Assets	BBVA Asset Management			Chg (%)
In millions of AR$ - Inflation adjusted	3Q21	2Q21	3Q20	QoQ	YoY
FBA Renta Pesos	174,280	151,314	146,130	15.2%	19.3%
FBA Renta Fija Plus	11,220	11,275	92	(0.5%)	n.m
FBA Ahorro Pesos	1,924	1,668	1,248	15.3%	54.2%
FBA Horizonte	365	408	1,111	(10.5%)	(67.1%)
FBA Calificado	787	646	756	21.8%	4.1%
FBA Acciones Argentina	689	533	693	29.3%	(0.6%)
FBA Acciones Latinoamericanas	488	520	565	(6.2%)	(13.6%)
FBA Bonos Argentina	842	408	468	106.4%	79.9%
FBA Bonos Globales	124	133	305	(6.8%)	(59.3%)
FBA Renta Mixta	263	169	59	55.6%	345.8%
FBA Gestión I	34	35	39	(2.9%)	(12.8%)
FBA Horizonte Plus	24	28	55	(14.3%)	(56.4%)
FBA Retorno Total I	21	23	46	(8.7%)	(54.3%)
FBA Renta Pública I	6	2	2	200.0%	200.0%
FBA Renta Fija Local	2	2	2	-	-
FBA Renta Fija Dólar Plus	-	-	691	N/A	(100.0%)
FBA Renta Fija Dólar	-	-	530	N/A	(100.0%)
Total assets	191,069	167,164	152,792	14.3%	25.1%

Market Share - Mutual funds	BBVA Asset Management			Chg (%)
In %	3Q21	2Q21	3Q20	QoQ	YoY
Mutual funds	6.34%	6.19%	5.76%	15 bps	59 bps

Source: Cámara Argentina de Fondos Comunes de Inversión

20

Other events

Main Relevant Events

•	As of October 1, 2021, in the framework of the Divestment Commitment made by Prisma Medios de Pago S.A. (“Prisma”) and its Class B Shareholders to the Comisión Nacional de Defensa de la Competencia (Antitrust Authorities), the Bank, together with other Prisma Class B Shareholders, have sent the notice to AI ZENITH (Netherlands) B.V. (Advent International Global Private Equityʼs Affiliate) corresponding to the exercise of the sale option and have begun the proceeding for the sale of 49% of the Prisma capital stock and votes. The price to be paid for said shares shall be fixed in the next weeks in accordance with a calculation procedure agreed between the parties which will be informed timely. Likewise, it is informed that the shares owned by the Bank represent 5.4496% of the Prisma capital stock.
•	As of November 3, 2021, the Shareholders’ Meeting approved the distribution of cash dividends in the amount of $ 6.5 billion, equal to $ 10.608606 per share, and delegated on the Board of Directors the power to determine the date of payment of such dividends. The distribution of the dividends is subject to the Central Bank’s prior authorization, which has not been granted yet. According to Communication “A” 7312, the distribution of financial institutions’ results is suspended until December 31, 2021.
•	As of November 19, 2021, the Bank has been notified of a class action filed by Asociación de Defensa del Asegurado, Consumidores y Usuarios Asociación Civil, (ADACU). The Association, alleging the representation of consumers, demands the payment of compensation for material damage and punitive damage to all customers who owned a VISA card issued by any of the co-defendant banks, resulting from alleged unlawful collusion between Prismaʼs shareholders, in the setting of prices in the discount and exchange rate for the use of the aforementioned credit card. It is important to remark that this action is informed even though it is materially impossible to determine to date, whether the claim has a significant economic importance, since such claim is brought for an indeterminate amount, materially impossible to be determined with certainty today.

Digital Transformation

Digitalization continued to accelerate during 3Q21. Active digital client total more than 2.0 million with a 73.6% penetration over total active clients (2.7 million), versus a penetration of 71.0% in 3Q20. Active mobile clients reach 1.7 million, representing a 62.7% penetration in 3Q21, versus a penetration of 58.6% in 3Q20. Digital and mobile transactions[5] increased 10.0% in 3Q21 YoY.

On 3Q21, retail digital sales measured in units reached 78.9% of total sales (vs. 80.8% in 3Q20) and represent 54.5% of the Banks total sales measured in monetary value (vs. 59.2% in 3Q20).

[5] Includes online and mobile banking, Net Cash online & mobile.

21

SMEs Productive investment financing credit lines – September 2021

As of September 30, 2021, total loans granted by the Bank regarding the 2021 quota amounted to $41.7 billion and the average of daily balances of current financing between April 21, 2021 and September 30, 2021, totaled $30.1 billion, having complied with the $24.4 billion quota demanded by the BCRA pursuant to Communication “B” 12164. Within this regulation, the total amount to be granted by the bank on the 2021/2022 quota amounts to $32.4 billion, pursuant to Communication “B” 12238.

22

Main Regulatory Changes

Interbanking banknote compensation. Postponement and requirement update. (Communication “A” 7371, 09/24/2021). The BCRA increased to 5% the maximum holding of damaged banknotes for financial institutions that comply with the Interbanking Banknote Compensation regime. Also, it postpones the dispositions related to the holding of banknotes of “Proper handling” and “Damaged”, as of October 1, 2021 until March 21, 2022.

SMEs productive investment financing credit lines. (Communication “A” 7369, 09/24/2021). As of October 1, 2021, the BCRA applies the following changes over regulations regarding SMEs productive investment financing credit lines: (i) It includes the 2021/2022 quota, with the same conditions applying to 2021 quota, (ii) it remarks that when financings are aimed for “Financing of investment projects”, financial institutions can record those used for the acquisition of commercial vehicles and aircrafts only when these are of local origin and are directly and exclusively affected to the activity of the creditor, and in 4.2. “Working capital and discounted instruments”, as long as the funds are allocated to activities within the hotel, gastronomy and other entertainment services, financial entities will be able to record those with a grace period of 6 months., (iii) it admits financial entities to record an application defect from financings granted up to September 30, 2021, and disbursed on October 2021. These financings will not be able to be recorded in that period.

SMEs productive investment financing credit lines. Update. (Communication “A” 7373, 09/30/2021). The BCRA includes on SME productive investment financing credit line regulation, as eligible financings, those granted to SMEs clients with agricultural activity subscribed on the “Sistema de información Simplificado Agrícola” (SISA) as “Producer”, as long as established requirements are met.

Reserve requirements. Days to maturity on securities accepted. (Communication “A” 7383, 10/28/2021). As of November 1, 2021, the BCRA states that the remaining days to maturity for sovereign securities in pesos purchased through primary auction as of that date, as per reserve requirement regulation, not be less than 120 calendar days,

Savings accounts for foreign resident tourists. (Communication “A” 7384, 10/28/2021). The BCRA stated that financial institutions will be able to open “Savings accounts for tourists”, in local and foreign currency, for individuals residing abroad, and which the financial institution must close once the holder declares his stay is due, previously transferring any left balances to the holder’s account in his country of origin. Financial institutions must save record of the account number and copy of account transactions.

Net global foreign currency position. (Communication “A” 7395, 05/11/2021). As of November 5, 2021, the BCRA states a special net positive cash position. This cannot be above the minimum between the net positive cash position as of November 4, 2021 and the daily average recorded for October 2021, excluding securities issued by residents that could be considered.

Customer service (Communication “A” 7398, 11/11/2021). As of November 15, 2021, the BCRA overrules the provisions regarding financial services in the framework of the sanitary emergency disposed by Decree N° 260/2020 Coronavirus (COVID-19).

Financial institutions can provide in person customer service to the general public without need of appointments. As of November 15, 2021 and until December 31, 2021, in the case they decide to order service through appointments, financial institutions must clearly explicit such circumstance on their websites and appointment dates cannot exceed three workdays since its request. Additionally, they must comply with strict sanitary conditions and recommendations proposed by national and local authorities to preserve clients’ and employees’ health.

23

Glossary

Active clients: holders of at least one active product. An active product is in most cases a product with at least “one movement” in the last 3 months, or a minimum balance.

Cost of Risk (accumulated): Year to date accumulated loan loss allowances / Average total loans.

Average total loans: average between previous year-end Total loans and other financing and current period Total loans and other financing.

Cost of Risk (quarterly): Current period Loan loss allowances / Average total loans. Average total loans: average between previous quarter-end Total loans and other financing and current period Total loans and other financing.

Coverage ratio: Quarterly allowances under the Expected Credit Loss model / total non-performing portfolio.

Digital clients: we consider a customer to be an active user of online banking when they have been logged at least once within the last three months using the internet or a cell phone and SMS banking.

Efficiency ratio (Excl. inflation adjustments, accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

Efficiency ratio (Excl. inflation adjustments, quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

Efficiency ratio (accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

24

Efficiency ratio (quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Liquidity Ratio: (Cash and deposits in banks + Debt securities at fair value through P&L (Excl. Private securities) + Net REPO transactions + Other debt securities (Excl. Private securities) / Total Deposits.

Mobile clients: customers who have been active in online banking at least once in the last three months using a mobile device.

Net Interest Margin (NIM) – (quarterly): Quarterly Net Interest Income / Average quarterly interest earning assets.

Public Sector Exposure (excl. BCRA): (National and Provincial Government public debt + Loans to the public sector + REPO transactions) / Total Assets.

ROA (accumulated): Accumulated net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on December of the previous year and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROA (quarterly): Net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on the previous quarter-end and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (accumulated): Accumulated net Income of the period attributable to owners of the parent / Average Equity. Average Equity is calculated as the average between equity in December of the previous year and equity in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (quarterly): Net Income of the period attributable to owners of the parent / Average Equity. Average Equity is calculated as the average between equity on the previous quarter end and equity in the current period, expressed in local currency. Calculated over a 365-day year.

Spread: (Quarterly Interest Income / Quarterly average Interest-earning Assets) – (Quarterly Interest Expenses / Quarterly average interest-bearing liabilities).

Other terms

n.m.: not meaningful. Implies an increase above 500% and a decrease below -500%.

N/A: not applicable.

Bps: basis points.

25

Balance Sheet

Balance Sheet	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	3Q21	2Q21	3Q20	QoQ	YoY
Assets
Cash and deposits in banks	197,263	216,740	203,059	(9.0%)	(2.9%)
Cash	49,136	64,715	60,009	(24.1%)	(18.1%)
Financial institutions and correspondents	148,127	152,025	143,050	(2.6%)	3.5%
BCRA	144,991	147,750	136,643	(1.9%)	6.1%
Other local and foreign financial institutions	3,136	4,275	6,407	(26.6%)	(51.1%)
Debt securities at fair value through profit or loss	6,550	4,942	9,206	32.5%	(28.9%)
Derivatives	3,245	2,881	2,152	12.6%	50.8%
Repo transactions	108,760	115,036	28,968	(5.5%)	275.4%
Other financial assets	19,574	16,665	18,948	17.5%	3.3%
Loans and other financing	327,318	335,417	382,581	(2.4%)	(14.4%)
Non-financial public sector	1	-	1	N/A	-
B.C.R.A	-	-	-	N/A	N/A
Other financial institutions	3,440	2,587	4,495	33.0%	(23.5%)
Non-financial private sector and residents abroad	323,877	332,830	378,085	(2.7%)	(14.3%)
Other debt securities	173,306	168,043	161,338	3.1%	7.4%
Financial assets pledged as collateral	16,011	18,227	22,167	(12.2%)	(27.8%)
Current income tax assets	2,078	5,280	8	(60.6%)	n.m
Investments in equity instruments	2,145	2,325	2,690	(7.7%)	(20.3%)
Investments in subsidiaries and associates	1,954	2,242	2,046	(12.8%)	(4.5%)
Property and equipment	44,566	45,053	45,959	(1.1%)	(3.0%)
Intangible assets	2,858	2,594	1,975	10.2%	44.7%
Deferred income tax assets	667	711	5,207	(6.2%)	(87.2%)
Other non-financial assets	7,601	8,164	9,215	(6.9%)	(17.5%)
Non-current assets held for sale	309	309	309	-	-
Total Assets	914,205	944,629	895,828	(3.2%)	2.1%
Liabilities
Deposits	630,776	665,661	609,285	(5.2%)	3.5%
Non-financial public sector	10,205	7,782	9,039	31.1%	12.9%
Financial sector	205	477	838	(57.0%)	(75.5%)
Non-financial private sector and residents abroad	620,366	657,402	599,408	(5.6%)	3.5%
Liabilities at fair value through profit or loss	47	-	-	N/A	N/A
Derivatives	352	155	55	127.1%	n.m
Other financial liabilities	54,513	51,245	58,899	6.4%	(7.4%)
Financing received from the B.C.R.A. and other financial institutions	10,865	10,617	5,118	2.3%	112.3%
Corporate bonds issued	455	952	6,253	(52.2%)	(92.7%)
Current income tax liabilities	195	89	4,388	119.1%	(95.6%)
Provisions	5,274	6,925	15,980	(23.8%)	(67.0%)
Deferred income tax liabilities	4,926	3,749	28	31.4%	n.m
Other non-financial liabilities	58,398	59,999	36,653	(2.7%)	59.3%
Total Liabilities	765,801	799,392	736,659	(4.2%)	4.0%
Equity				N/A	N/A
Share Capital	613	613	613	-	-
Non-capitalized contributions	36,139	36,139	36,139	-	-
Capital adjustments	25,756	25,756	25,756	-	-
Reserves	69,775	69,775	135,332	-	(48.4%)
Retained earnings	(1,373)	(1,373)	(56,805)	-	97.6%
Other accumulated comprehensive income	(310)	(90)	473	(245.3%)	(165.5%)
Income for the period	14,917	11,538	14,590	29.3%	2.2%
Equity attributable to owners of the Parent	145,517	142,358	156,098	2.2%	(6.8%)
Equity attributable to non-controlling interests	2,887	2,879	3,071	0.3%	(6.0%)
Total Equity	148,404	145,237	159,169	2.2%	(6.8%)
Total Liabilities and Equity	914,205	944,629	895,828	(3.2%)	2.1%

26

Balance Sheet – 5 Quarters

Balance Sheet	BBVA ARG Consolidated
In millions of AR$ - Inflation adjusted	3Q21	2Q21	1Q21	4Q20	3Q20
Assets
Cash and deposits in banks	197,263	216,740	237,332	208,324	203,059
Cash	49,136	64,715	79,950	85,233	60,009
Financial institutions and correspondents	148,127	152,025	157,382	123,091	143,050
B.C.R.A	144,991	147,750	152,406	118,036	136,643
Other local and foreign financial institutions	3,136	4,275	4,976	5,055	6,407
Debt securities at fair value through profit or loss	6,550	4,942	5,907	1,291	9,206
Derivatives	3,245	2,881	3,002	5,311	2,152
Repo transactions	108,760	115,036	36,945	67,367	28,968
Other financial assets	19,574	16,665	16,755	13,757	18,948
Loans and other financing	327,318	335,417	345,147	382,824	382,581
Non-financial public sector	1	-	1	1	1
B.C.R.A	-	-	-	8	-
Other financial institutions	3,440	2,587	2,409	2,404	4,495
Non-financial private sector and residents abroad	323,877	332,830	342,737	380,411	378,085
Other debt securities	173,306	168,043	163,774	165,177	161,338
Financial assets pledged as collateral	16,011	18,227	20,182	24,533	22,167
Current income tax assets	2,078	5,280	1,650	1	8
Investments in equity instruments	2,145	2,325	2,762	3,495	2,690
Investments in subsidiaries and associates	1,954	2,242	1,921	1,975	2,046
Property and equipment	44,566	45,053	45,640	46,248	45,959
Intangible assets	2,858	2,594	2,313	2,128	1,975
Deferred income tax assets	667	711	5,075	7,263	5,207
Other non-financial assets	7,601	8,164	10,913	12,223	9,215
Non-current assets held for sale	309	309	309	309	309
Total Assets	914,205	944,629	899,627	942,226	895,828
Liabilities
Deposits	630,776	665,661	615,742	654,965	609,285
Non-financial public sector	10,205	7,782	7,980	7,709	9,039
Financial sector	205	477	217	1,180	838
Non-financial private sector and residents abroad	620,366	657,402	607,545	646,076	599,408
Liabilities at fair value through profit or loss	47	-	-	-	-
Derivatives	352	155	484	258	55
Other financial liabilities	54,513	51,245	54,458	53,724	58,899
Financing received from the B.C.R.A. and other financial institutions	10,865	10,617	11,850	13,184	5,118
Corporate bonds issued	455	952	1,239	1,601	6,253
Current income tax liabilities	195	89	1,926	5,098	4,388
Provisions	5,274	6,925	12,690	15,715	15,980
Deferred income tax liabilities	4,926	3,749	89	54	28
Other non-financial liabilities	58,398	59,999	55,760	55,527	36,653
Total Liabilities	765,801	799,392	754,238	800,126	736,659
Equity
Share Capital	613	613	613	613	613
Non-capitalized contributions	36,139	36,139	36,139	36,139	36,139
Capital adjustments	25,756	25,756	25,756	25,756	25,756
Reserves	69,775	69,775	118,239	118,238	135,332
Retained earnings	(1,373)	(1,373)	(41,681)	(56,805)	(56,805)
Other accumulated comprehensive income	(310)	(90)	(203)	108	473
Income for the period	14,917	11,538	3,648	15,123	14,590
Equity attributable to owners of the Parent	145,517	142,358	142,511	139,172	156,098
Equity attributable to non-controlling interests	2,887	2,879	2,878	2,928	3,071
Total Equity	148,404	145,237	145,389	142,100	159,169
Total Liabilities and Equity	914,205	944,629	899,627	942,226	895,828

27

Balance Sheet – Foreign Currency Exposure

Foreign Currency Exposure	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	3Q21	2Q21	3Q20	QoQ	YoY
Assets
Cash and deposits in banks	151,333	139,034	149,062	8.8%	1.5%
Debt securities at fair value through profit or loss	1	1	5	(5.6%)	(86.9%)
Derivatives	-	-	15	N/A	(100.0%)
Other financial assets	3,180	2,744	3,067	15.9%	3.7%
Loans and other financing	24,987	41,681	39,908	(40.1%)	(37.4%)
Other financial institutions	158	343	558	(53.8%)	(71.6%)
Non-financial private sector and residents abroad	24,829	41,339	39,350	(39.9%)	(36.9%)
Other debt securities	236	157	-	50.1%	N/A
Financial assets pledged as collateral	5,273	5,402	6,430	(2.4%)	(18.0%)
Investments in equity instruments	36	34	31	7.2%	17.0%
Total foreign currency assets	185,046	189,053	198,518	(2.1%)	(6.8%)
Liabilities		-	-
Deposits	169,464	178,465	178,052	(5.0%)	(4.8%)
Non-Financial Public Sector	3,991	4,076	4,532	(2.1%)	(11.9%)
Financial Sector	52	63	79	(18.2%)	(34.6%)
Non-financial private sector and residents abroad	165,421	174,326	173,441	(5.1%)	(4.6%)
Other financial liabilities	10,619	12,123	16,158	(12.4%)	(34.3%)
Financing received from the B.C.R.A. and other financial institutions	3,564	3,813	844	(6.5%)	322.3%
Other non financial liabilities	2,326	1,288	1,707	80.6%	36.3%
Total foreign currency liabilities	185,972	195,689	196,761	(5.0%)	(5.5%)

Foreign Currency Net Position - AR$	(926)	(6,636)	1,757	86.0%	(152.7%)

Foreign Currency Net Position - USD	(9)	(69)	23	86.5%	(140.7%)

28

Income Statement

Income Statement	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	3Q21	2Q21	3Q20	QoQ	YoY
Interest income	52,040	47,723	39,817	9.0%	30.7%
Interest expense	(22,831)	(21,160)	(14,428)	(7.9%)	(58.2%)
Net interest income	29,209	26,563	25,389	10.0%	15.0%
Fee income	10,339	10,422	9,559	(0.8%)	8.2%
Fee expenses	(4,153)	(4,489)	(4,977)	7.5%	16.6%
Net fee income	6,186	5,933	4,582	4.3%	35.0%
Net income from financial instruments at fair value through P&L	856	1,368	1,351	(37.4%)	(36.6%)
Net loss from write-down of assets at amortized cost and fair value through OCI	(37)	(18)	(1,358)	(105.6%)	97.3%
Foreign exchange and gold gains	1,171	1,291	2,467	(9.3%)	(52.5%)
Other operating income	1,583	1,980	2,287	(20.1%)	(30.8%)
Loan loss allowances	(2,455)	(2,323)	(1,414)	(5.7%)	(73.6%)
Net operating income	36,513	34,794	33,304	4.9%	9.6%
Personnel benefits	(7,381)	(6,949)	(6,988)	(6.2%)	(5.6%)
Administrative expenses	(8,801)	(6,424)	(6,648)	(37.0%)	(32.4%)
Depreciation and amortization	(1,195)	(1,299)	(1,277)	8.0%	6.4%
Other operating expenses	(5,864)	(6,079)	(4,127)	3.5%	(42.1%)
Operating expenses	(23,241)	(20,751)	(19,040)	(12.0%)	(22.1%)
Operating income	13,272	14,043	14,264	(5.5%)	(7.0%)
Income from associates and joint ventures	(89)	190	(17)	(146.8%)	(423.5%)
Income from net monetary position	(8,285)	(9,545)	(7,039)	13.2%	(17.7%)
Income before income tax	4,898	4,688	7,208	4.5%	(32.0%)
Income tax	(1,512)	3,203	(1,782)	(147.2%)	15.2%
Income for the period	3,386	7,891	5,426	(57.1%)	(37.6%)
Owners of the parent	3,380	7,889	5,428	(57.2%)	(37.7%)
Non-controlling interests	6	2	(2)	200.0%	400.0%

Other comprehensive Income (1)	(221)	82	1,620	(369.5%)	(113.6%)
Total comprehensive income	3,165	7,973	7,046	(60.3%)	(55.1%)

29

Income Statement – 9 month accumulated

Income Statement - 9 month accumulated	BBVA ARG Consolidated
In millions of AR$ - Inflation adjusted	2021	2020	Var %
Interest income	144,269	119,060	21.2%
Interest expense	(62,371)	(39,174)	(59.2%)
Net interest income	81,898	79,886	2.5%
Fee income	30,071	28,920	4.0%
Fee expenses	(13,883)	(15,992)	13.2%
Net fee income	16,188	12,928	25.2%
Net income from financial instruments at fair value through P&L	4,165	5,153	(19.2%)
Net loss from write-down of assets at amortized cost and fair value through OCI	(95)	(2,963)	96.8%
Foreign exchange and gold gains	3,548	7,060	(49.7%)
Other operating income	5,438	5,958	(8.7%)
Loan loss allowances	(7,099)	(8,565)	17.1%
Net operating income	104,043	99,457	4.6%
Personnel benefits	(21,411)	(21,175)	(1.1%)
Administrative expenses	(21,690)	(19,146)	(13.3%)
Depreciation and amortization	(3,790)	(4,084)	7.2%
Other operating expenses	(17,578)	(14,156)	(24.2%)
Operating expenses	(64,469)	(58,561)	(10.1%)
Operating income	39,574	40,896	(3.2%)
Income from associates and joint ventures	66	341	(80.6%)
Income from net monetary position	(26,985)	(17,618)	(53.2%)
Income before income tax	12,655	23,619	(46.4%)
Income tax	2,221	(8,903)	124.9%
Income for the period	14,876	14,716	1.1%
Owners of the parent	14,917	14,590	2.2%
Non-controlling interests	(41)	126	(132.5%)

Other comprehensive Income (1)	(418)	7,206	(105.8%)
Total comprehensive income	14,458	21,922	(34.0%)

30

Income Statement – 5 Quarters

Income Statement	BBVA ARG Consolidated
In millions of AR$ - Inflation adjusted	3Q21	2Q21	1Q21	4Q20	3Q20
Interest income	52,040	47,723	44,506	43,858	39,817
Interest expense	(22,831)	(21,160)	(18,380)	(17,113)	(14,428)
Net interest income	29,209	26,563	26,126	26,745	25,389
Fee income	10,339	10,422	9,310	10,314	9,559
Fee expenses	(4,153)	(4,489)	(5,241)	(6,479)	(4,977)
Net fee income	6,186	5,933	4,069	3,835	4,582
Net income from financial instruments at fair value through P&L	856	1,368	1,941	5,689	1,351
Net loss from write-down of assets at amortized cost and fair value through OCI	(37)	(18)	(40)	(200)	(1,358)
Foreign exchange and gold gains	1,171	1,291	1,086	1,470	2,467
Other operating income	1,583	1,980	1,875	2,639	2,287
Loan loss allowances	(2,455)	(2,323)	(2,321)	(5,035)	(1,414)
Net operating income	36,513	34,794	32,736	35,143	33,304
Personnel benefits	(7,381)	(6,949)	(7,081)	(6,653)	(6,988)
Administrative expenses	(8,801)	(6,424)	(6,465)	(6,629)	(6,648)
Depreciation and amortization	(1,195)	(1,299)	(1,296)	(1,485)	(1,277)
Other operating expenses	(5,864)	(6,079)	(5,635)	(8,333)	(4,127)
Operating expenses	(23,241)	(20,751)	(20,477)	(23,100)	(19,040)
Operating income	13,272	14,043	12,259	12,043	14,264
Income from associates and joint ventures	(89)	190	(35)	33	(17)
Income from net monetary position	(8,285)	(9,545)	(9,155)	(9,358)	(7,039)
Income before income tax	4,898	4,688	3,069	2,718	7,208
Income tax	(1,512)	3,203	530	(2,327)	(1,782)
Income for the period	3,386	7,891	3,599	391	5,426
Owners of the parent	3,380	7,889	3,648	533	5,428
Non-controlling interests	6	2	(50)	(143)	(2)

Other comprehensive Income (1)	(221)	82	(279)	(365)	1,620
Total comprehensive income	3,165	7,973	3,320	26	7,046

Ratios

Quarterly Annualized Ratios	BBVA ARG Consolidated			Chg (%)
In %	3Q21	2Q21	3Q20	QoQ	YoY
Profitability
Efficiency Ratio	69.0%	67.9%	78.7%	106 bps	(977)bps
Efficiency Ratio (excl. Inflation adjustments)	51.9%	47.1%	57.4%	480 bps	(551)bps
ROA	1.4%	3.4%	2.4%	(199)bps	(97)bps
ROE	9.3%	22.2%	14.1%	(1,290)bps	(480)bps
Liquidity
Liquid assets / Total Deposits	76.9%	75.7%	66.0%	119 bps	1,090 bps
Capital
Regulatory Capital Ratio	23.5%	23.3%	23.1%	28 bps	43 bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	22.9%	22.6%	22.5%	31 bps	46 bps
Asset Quality
Total non-performing portfolio / Total portfolio	2.54%	2.49%	1.16%	5 bps	138 bps
Allowances /Total non-performing portfolio	181.76%	187.89%	355.26%	(613)bps	(17,350)bps
Cost of Risk	2.80%	2.61%	1.37%	19 bps	142 bps

31

Accumulated Annualized Ratios	BBVA ARG Consolidated			Chg (%)
In %	3Q21	2Q21	3Q20	QoQ	YoY
Profitability
Efficiency Ratio	69.7%	70.1%	62.9%	(44)bps	679 bps
Efficiency Ratio (excl. Inflation adjustments)	49.7%	48.5%	50.3%	118 bps	(60)bps
ROA	2.1%	2.5%	2.2%	(32)bps	(9)bps
ROE	14.0%	16.5%	13.2%	(252)bps	82 bps
Liquidity
Liquid assets / Total Deposits	76.9%	75.7%	66.0%	119 bps	1,090 bps
Capital
Regulatory Capital Ratio	23.5%	23.3%	23.1%	28 bps	43 bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	22.9%	22.6%	22.5%	31 bps	46 bps
Asset Quality
Total non-performing portfolio / Total portfolio	2.54%	2.49%	1.16%	5 bps	138 bps
Allowances /Total non-performing portfolio	181.76%	187.89%	355.26%	(613)bps	(17,350)bps
Cost of Risk	2.73%	2.62%	2.81%	11 bps	(8)bps

About BBVA Argentina

BBVA Argentina (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) is a subsidiary of the BBVA Group, the main shareholder since 1996. In Argentina, it is one of the leading private financial institutions since 1886. Nationwide, BBVA Argentina offers retail and corporate banking to a broad customer base, including: individuals, SME’s, and large-sized companies.

BBVA Argentina’s purpose is to bring the age of opportunities to everyone, based on our customers’ real needs, providing the best solutions, and helping them make the best financial decisions through an easy and convenient experience. The institution relies on solid values: “The customer comes first, We think big and We are one team”. At the same time, its responsible banking model aspires to achieve a more inclusive and sustainable society.

Investor Relations Contact

Ernesto Gallardo

Chief Financial Officer

Inés Lanusse

Investor Relations Officer

investorelations-arg@bbva.com

ir.bbva.com.ar

32

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.
Date:	November 24, 2021	By:	/s/ Ernesto Gallardo Jimenez
			Name:	Ernesto Gallardo Jimenez
			Title:	Chief Financial Officer